IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

FURTHERFIELD PARTNERS, L.P., individually and on behalf of all others similarly situated,

Plaintiff,

- against -

HERTZ CORPORATION, FORD MOTOR
COMPANY, FRANK A. OLSON, CRAIG R.
KOCH, W. WAYNE BOOKER, LOUIS C.
BURNETT, MICHAEL T. MONAHAN, PETER
J. PESTILLO, JOHN M. RINTAMAKI, JOHN
M. THOMPSON, and JOSEPH A. WALKER,	Civil Action No. 18351

Defendants.

CLASS ACTION COMPLAINT

      Plaintiff, individually and on behalf of a class, for its complaint against defendants, alleges on information and belief based on its attorneys’ investigation, as follows:

NATURE OF THE ACTION

      1. Plaintiff brings this action individually and as a class action on behalf of itself and all persons and entities, other than defendants, who own the securities of Hertz Corporation (“Hertz” or the “Company”), and who are similarly situated (the “Class”). Plaintiff seeks, inter alia, to enjoin the closing of a proposed transaction whereby defendant Ford Motor Company (“Ford”) will purchase the approximately 18% equity interest in Hertz that it does not already beneficially own, for $30 in cash for each share of Hertz common stock. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants to Hertz’s minority shareholders.

PARTIES

      2. Plaintiff, Furtherfield Partners, L.P. (“Plaintiff”) is, and was at all material times hereto, the owner of 11,000 shares of Hertz common stock.

      3. Hertz is a corporation duly organized under the laws of the State of Delaware with its principal executive offices located in Park Ridge, New Jersey. Hertz is the world’s largest car rental company and a leader in the industrial and construction equipment rental business.

      4. Defendant Ford Motor Company (“Ford”) is a Delaware corporation and controlling shareholder of Hertz. As a result of its control of 100% of the Company’s Class B common stock, Ford controls nearly 95% of the combined general voting power. It seeks to purchase the approximately 18% equity interest in Hertz that it does not already beneficially own, for $30 in cash for each share of Hertz common stock.

      5. Defendants Frank A. Olson (“Olson”), Craig R. Koch (“Koch”), W. Wayne Booker (“Booker”), Louis C. Burnett (“Burnett”), Michael T. Monahan (“Monahan”), Peter J. Pestillo (“Pestillo”), John M. Rintamaki (“Rintamaki”), John M. Thompson (“Thompson”), and Joseph A. Walker (“Walker”) (the “Individual Defendants”) are all members of Hertz’s Board of Directors. In addition, defendant director Olson is Chairman and, until December 1999, was Chief Executive Officer of Hertz Corporation; defendant director Koch is President and Chief Executive Officer of Hertz and defendant directors Booker, Pestillo and Rintamaki are Ford executives. Because Ford owns 82% of the shares of Hertz and controls over 94% of the general voting power, and because of the relationship of the directors to Ford or Hertz, the directors cannot act independently of the Company’s controlling shareholder.

      6. The Individual Defendants as directors of Hertz owe the highest fiduciary obligations of good faith, loyalty, and fair dealing to the minority shareholders of Hertz.

CLASS ACTION ALLEGATIONS

      7. Plaintiff brings this case in its own behalf and as a class action, pursuant to Chancery Court Rule 23, on behalf of the minority public holders of Hertz common stock, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants’ actions as is described more fully below.

      8. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of March 24, 2000, the Company had approximately 107 million shares of Class A and B common stock outstanding, of which approximately 88 million shares, including all of the Class B common stock, are owned by Ford. There are hundreds of record and beneficial shareholders in the Class.

      9. There are questions of law and fact common to the Class including,inter alia, whether:

(a)	defendants have used their equity and managerial domination and control to force out the minority shareholders of Hertz;

(b)	defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

(c)	plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

      10. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be harmed by defendants’ actions.

      11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

      12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

      13. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

      14. Hertz is the world’s largest car rental company and a leader in the industrial and construction equipment rental business. As recently as January, 2000, Hertz common stock traded at the $50 level, an amount that more fairly reflects the Company’s true value, and which is 66% higher than Ford’s grossly inadequate offer of $30 per share. Ford’s offer is timed to take advantage of the temporarily deflated of Hertz’s stock price caused by isolated and wholly temporary glitches affecting its stock price performance, including a

SUBSTANTIVE ALLEGATIONS

slowdown in travel caused by United Airlines’ labor problems.

      15. Just weeks ago, on August 31, 2000, Hertz made an announcement that solidified and aided the temporary price deflation. Hertz announced that it:

lowered its outlook for net income growth for the Third and Fourth Quarters of 2000 and for the full year 2001; however, the Company expects to achieve record net income for both 2000 and 2001. In 1999, the Company reported its sixth consecutive year of record earnings, $336 million or $3.10 per share

In its revised outlook, the Company estimates net income per share to be $1.30 in the Third Quarter and $0.51 in the Fourth Quarter of 2000, respectively $0.13 and $0.12 per share below analysts’ estimates for these periods, and expects net income per share for the full year 2000 to be $3.30. The Company also expects the First Quarter of 2001 will be weaker than the comparable period in the prior year, but believes it will experience low, single-digit net income growth for the full year 2001.

* * *

The Company noted that competitive conditions did not support its Third Quarter initiative to raise U.S. discretionary prices in car rental and that pricing in the commercial market, particularly for large accounts, remains very competitive. The lack of price increases in the car rental segment has been accompanied by lower than anticipated car rental volume growth. The Company believes that the United Airlines labor dispute and severe weather-related airport disruptions affected volume growth. In the North American equipment rental market, downward pricing pressure continues, resulting from a general excess of fleet across the industry.
* * *

Projected revenue growth in the U.S. car rental business remains solid at about 8% for the Third Quarter and 7% for the Fourth Quarter of 2000, compared with the same periods in 1999. For the company’s international car rental operations, revenue growth before the effect of foreign exchange is expected to be about 8% each quarter year-over-year.

      16. While Hertz’s stock price has been temporarily deflated, its performance has been strong. For instance, for the quarter ended June 30, 2000, Hertz had earnings per share of $0.96, an 18% increase over the same period in 1999. Similarly, for the sixth months ended June 30, 2000, Hertz enjoyed earnings per share of $1.49, a 17% increase over the same period in 1999.

      17. Moreover, the market recognizes that Hertz current share price level is considerably undervalued. As an August 3, 2000 Salomon Smith Barney analyst report on Hertz indicated: “We strongly reiterate our 1H rating on HRZ and believe the stock is considerably undervalued at a P/E of 8.9x 2000E EPS.” (Emphasis added).

      18. Recognizing the attractive performance and intrinsic value of Hertz and the temporary factors causing a deflation in its stock price, Ford determined to usurp Hertz’s upside stock price appreciation opportunity for itself, denying Hertz’s minority shareholders the opportunity to obtain fair value for their equity interest by imposing a freeze-out transaction at 40% less than its trading range as recently as the start of 2000.

      19. On September 21, 2000, Hertz and Ford each announced that Ford proposed to acquire the minority interest in Hertz that it does not already own for the grossly inadequate price of $30 in cash for each share of Hertz common stock outstanding.

      20. In its September 21, 2000 announcement, Ford reaffirmed the enormous intrinsic value and upside opportunities presented by, inter alia, the value of being a recognized world leader. Ford proposes to capture all of Hertz’s value and its upside potential for itself. As Ford admitted:

“Since the Hertz IPO in 1997, we have intensified our focus on becoming the world’s leading consumer company for automotive products and services,” said Henry Wallace, Ford Motor Company chief financial officer. “Hertz is one of the world’s strongest brands and an integral part of this focus. Acquiring the minority interest will support this strategy and enhance the operating flexibility between us and Hertz.”

      21. Ford controls the Board of Directors of Hertz and any purported special committee charged with considering the fairness of the Ford offer to acquire Hertz has an irreconcilable conflict, as a result of the Ford’s domination and control of Hertz and its operations. Moreover, Ford’s grossly inadequate proposal provides no good faith basis from which a fair price could be negotiated.

      22. In addition, the terms of the proposed transaction, its timing, and the failure to provide a market check, demonstrate that the Individual Defendants have breached their fiduciary duties by reasons of the acts and transactions complained of herein.

      23. The Individual Defendants’ fiduciary obligations under the circumstances of Ford’s offer obligates them to:

(a)	act independently so that the interests of Hertz’s public shareholders will be protected and enhanced;

(b)	adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Hertz’s public shareholders; and

(c)	undertake an appropriate evaluation of Hertz’s net worth as a merger/acquisition candidate.

      24. Plaintiff and other members of the Class have been and will be damaged, in that they have not and will not receive their fair proportion of the value of Hertz’s assets and businesses, will be largely divested from their right to share in Hertz’s future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of Hertz common stock.

      25. The consideration to be paid to Class members in the proposed freeze-out transaction is unfair and inadequate because, inter alia:

(a)	the intrinsic value of Hertz’s common stock is in excess of the amount offered by Ford, giving due consideration to the anticipated operating results, net asset value, cash flow, profitability and established markets for Hertz;

(b)	the price offered is not the result of arms length negotiation; and

(c)	the price offered is so low relative to the value of Hertz that it provides no good faith basis from which an entirely fair negotiation could begin.

      26. Ford and the Individual Defendants are irreconcilably conflicted and have not yet appointed or retained any truly independent person or entity to negotiate for or on behalf of Hertz’s public shareholders to promote their best interests in the proposed freeze-out transaction.

      27. Ford and the other Individual Defendants have breached their fiduciary duties owed to Hertz’s public shareholders by using their control of Hertz to force Plaintiff and the Class to exchange their equity interest in Hertz for unfair consideration, and to deprive Hertz’s public shareholders of the maximum value to which they are entitled.

      28. The terms of the proposed freeze-out transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Ford and the Individual Defendants by virtue of their positions of control of Hertz, and that possessed by Hertz’s public shareholders. Defendants’ intent is to take advantage of this disparity and to force-out Class members in a buyout by the controlling shareholder on the basis of incomplete or inadequate information.

      29. Plaintiff and the Class have no adequate remedy of law.

WHEREFORE, Plaintiff prays for judgment and relief as follows:

(a)	declaring that this lawsuit is properly maintainable as a class action and certifying Plaintiff as representative of the Class;

(b)	declaring that the defendants have breached their fiduciary duties to Plaintiff and the other members of the Class;

(c)	preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the proposed transaction;

(d)	in the event the proposed transaction is consummated, rescinding it and setting it aside;

(e)	awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

(f)	awarding Plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff’s counsel and experts’ fees and expenses; and

(g)	granting such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A

By: Norman M. Monhait Melon Bank Center, Suite 1401 Wilmington, Delaware 19899 (302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

HARNES KELLER LLP
International Plaza
750 Lexington Avenue
New York, NY 10022
(212) 754-2333

GARWIN, BRONZAFT, GERSTEIN & FISHER, L.L.P.
1501 Broadway, Suite 1416
New York, NY 10036
(212) 398-0055

September 21, 2000